January 27, 2012

Tonya Bryan
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  Global Lines Inc.
     Registration Statement on Form S-1
     Filed October 27, 2011
     Filing No. 333-177567

Dear Ms Bryan:

This letter shall serve as the request of Global Lines Inc., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement on Wednesday, February 1, 2012, 9:00AM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Thank you very much for your kind cooperation and assistance in this matter.

Very truly yours,


/S/ Sergejs Belkovs
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Sergejs Belkovs, President